Exhibit 99.1

Meihua International Medical Technologies Co., Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement

YANGZHOU, China, October 7, 2024 -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (Nasdaq: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, today announced that on October 3, 2024, it received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously reported, the Company was notified on April 2, 2024, that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Nasdaq Minimum Bid Price Requirement.

Since then, Nasdaq has determined that for the last 21 consecutive business days, from September 4, 2024 to October 2, 2024, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and the matter is now closed.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies Co., Ltd. is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under the Company’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania.

For more information, please visit www.meihuamed.com.

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For investor and media inquiries, please contact:

IR Department

Email: secretary@meihuamed.com

Tel: +86-0514-89800199

Christensen

Yang Song

Email: yang.song@christensencomms.com

Tel: +86-010-59001548